

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

<u>Via E-mail</u>
William H. Schmidt, Jr.
Vice President and General Counsel
Buckeye Partners, L.P.
One Greenway Plaza, Suite 600
Houston, Texas 77046

> **Re:** **Buckeye Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed March 3, 2011**
> **File No. 333-172581**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011, as amended April 12, 2011**
>
> **Proxy Statement on Schedule 14A**
> **Filed April 25, 2011**
> **File No. 1-09356**

Dear Mr. Schmidt:

We have reviewed your response letter dated April 4, 2011 and have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>Information We Incorporate by Reference, page 2</u>

1. We note your response to prior comment three from our letter to you dated March 30, 2011. Be sure to list all required filings in your next amendment, including the Form 8-K/A filed on April 1, 2011.

Selling Unitholders, page 31

2.   We may have additional comments once you generally update your disclosure and
        provide any new information or revisions in response to prior comments four and five
        from our letter to you dated March 30, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

        We have reviewed your amendment and response letter dated April 4, 2011, and we have
the following comments. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by
providing the requested information, or by advising us when you will provide the requested
response. If you do not believe our comments apply to your facts and circumstances or do not
believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Environmental Regulation, page 19

3.   We note your response to comment ten from our letter to you dated March 30, 2011.
        With a view towards possible disclosure, please provide us supplementally with the
        information requested in the two bullet points of comment ten. In that regard, you
        mention that your premises pollution liability policies contain exclusions, conditions, and
        limitations. Provide further details that clarify the circumstances under which these
        exclusions, conditions, and limitations would apply to a pollution claim and not cover all
        claims or liabilities that you incur. Provide the same details with respect to the
        exclusions, conditions, and limitations of the pollution coverage in your casualty
        insurance policies. Finally, provide us with the limits you require from third-party
        contractors or entities that require access to your facilities and your right of way. Explain
        what types of liabilities are covered under the related indemnification provisions.

4.   We note your response to comment 11 from our letter to you dated March 30, 2011, and
        we reissue the comment. With a view toward disclosure, quantify for us and further
        describe the product containment structures and various additional oil containment and
        recovery equipment that you maintain in the event of an emergency. Quantify the
        amount of resources available to you through the ten Oil Spill Cooperatives or mutual aid
        groups. Quantify the amount of resources available to you through your contract
        relationships with the United States Coast Guard certified oil spill response organizations,
        spill response contractors and remediation management consultants. Tell us how these
        various third parties would allocate their resources should they be responsible for
        remediating multiple spills at the same time.

Exhibits

5.   We note your response to comment 13 from our letter dated March 30, 2011. If you do not file the agreements as exhibits, please ensure that the Form 10-K contains at an appropriate place the information you conveyed in the first three sentences of the second paragraph of your response.

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Compensation, page 16

6.   In addition to the Adjusted EBITDA target, identify all other "pre-established financial performance goals" and their targets. See the Instructions to Item 402(b) of Regulation S-K. Alternatively, supplementally provide us with your analysis of how you meet the standard for confidential treatment for these targets. In addition, to the extent there is sufficient basis to keep the targets confidential, disclose how difficult or likely you believe it will be for such targets to be achieved.

7.   List the factors or performance criteria that the compensation committee considered in its appraisal of the executive officers' individual performance. Discuss the expectations and requirements on which the performance appraisal is based.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: E. Ramey Layne, Esq. (via e-mail)